UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

OOMA, INC.

(Exact name of registrant as specified in its charter)

Delaware	001-37493	06-1713274
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

525 ALMANOR AVENUE, SUITE 200

SUNNYVALE, CA 94085

(Address of principal executive offices, zip code)

Jenny C. Yeh (650) 566-6600

(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2018.

Section 1 – Conflict Minerals Disclosure

Item 1.01	Conflict Minerals Disclosure and Report

This is the specialized disclosure report (“Form SD”) for Ooma, Inc. and its subsidiaries (collectively, the “Company,” “we” or “our”), filed with the United States Securities and Exchange Commission (“SEC”) pursuant to Rule 13p-1 under the Securities Exchange Act of 1934 (the “Rule”) for the reporting period from January 1, 2018 to December 31, 2018. The Rule was adopted by the SEC to implement reporting and disclosure requirements related to conflict minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (“Dodd-Frank Act”). The Rule imposes certain reporting obligations on SEC registrants whose manufactured products contain conflict minerals which are necessary to the functionality or production of their products. “Conflict minerals” are defined as cassiterite, columbite-tantalite, gold, wolframite, and their derivatives, which are limited to tin, tantalum, tungsten, and gold (“3TG”) for purposes of this assessment. For products which contain conflict minerals, registrants must conduct in good faith a reasonable country of origin inquiry designed to determine whether any of the conflict minerals originated in the Democratic Republic of the Congo (“DRC”) or an adjoining country. Numerous terms in this Form SD and the Conflict Minerals Disclosure contained therein are defined in the Rule, Form SD and SEC Release No. 34-67716 issued by the SEC on August 22, 2012 and the reader is referred to these materials for such definitions.

Conflict Minerals Disclosure

1.	Company Overview

Ooma creates powerful connected experiences for businesses and consumers. Our smart SaaS platform serves as a communications hub, which offers cloud-based telephony, home security and other connected services. Our business and residential communications solutions deliver our proprietary PureVoice high-definition voice quality, advanced features and integration with mobile devices, at competitive pricing and value. Our platform helps create smart workplaces and homes by providing communications, monitoring, security, automation, productivity and networking infrastructure applications.

We drive the adoption of our platform by providing communications solutions to the large and growing markets for business, residential and mobile users, and then accelerate growth by offering new and innovative connected services to our user base. Our customers adopt our platform by making a one-time purchase of one of our on-premises appliances, connecting the appliance to the internet, and activating subscription services, for which they primarily pay on a monthly basis.

Our services run on our unique platform consisting of four proprietary elements: our multi-tenant cloud service, custom on-premise appliance, mobile applications and end-point devices. Ooma’s cloud provides a high-quality, secure, managed, and reliable connection integrating every element of our platform. Our on-premise appliances incorporate both a custom-designed, Linux-based computer and a high-speed network router, with several key features, including wireless connectivity to end-point devices and custom firmware and software applications that are remotely upgradable and extensible to new services. Our mobile applications enable customers to access our product features from anywhere, and our end-point devices enable additional functionality and services. Our platform powers all aspects of our business, not only providing the infrastructure for the communications portion of our business, but also enabling a number of other current and future valuable productivity, automation, monitoring, safety, security, and networking infrastructure applications.

2.	Overview of Products

The following products are manufactured by the Company’s contract manufacturers and contain conflict minerals (such as gold, columbite-tantalite (coltan), cassiterite, and wolframite (including their derivatives, tantalum, tin and tungsten)) that are necessary for their functionality or production:

Ooma Office is a fully-featured multi-user communications system for small businesses of any size, providing everything needed to manage communications in and out of the office with a suite of powerful features at an affordable price.

Ooma Office consists of an on-premises appliance (base unit) and an Ooma Linx end-point device, which wirelessly connects regular desktop telephones and fax machines to the user’s high-speed internet connection.

Residential Communications

Ooma Telo is a complete home communications solution designed to serve as the primary phone line in the home, delivering high-quality voice communications and unique and valuable features. Users buy an Ooma Telo and plug it into a high-speed internet connection and standard home phone devices.

Ooma Telo supports a line of accessories, or end-point devices, to expand the capabilities of the system to serve the needs of an entire household:

Ooma handset. Cordless handset delivering smart features, such as the ability to sync the phone book with online contacts and display picture caller ID by syncing with social media. One-touch voicemail access lets users check messages anywhere in the home and the intercom button allows them to talk between handsets or transfer calls.

Wireless + bluetooth adapter. Allows users to install the Ooma Telo device anywhere in the home within range of their wireless network. Bluetooth is used to pair Bluetooth-enabled mobile phones to the Ooma Telo so that incoming calls on the user’s mobile phone can ring on the user’s home phones.

Safety phone. A wireless, small form-factor, hands-free speakerphone that can be worn as a pendant. Two speed dial buttons can each be preset with up to three different numbers, including 911. The preset buttons can also be configured to trigger e-mails or SMS notification alerts when assistance is requested. The Safety Phone supports two-way voice communication and can also be used to answer phone calls.

Home Security

Ooma Home is a comprehensive do-it-yourself home security solution that connects to Ooma Telo and provides safety for homeowners when at home or away. The system includes motion, water, door and window, and garage door sensors in addition to the unique ability to remotely place a local 911 call from the home. Ooma Home also now includes geofencing capabilities to automatically arm and disarm the security system, a siren and a smoke detector (which smoke detector is provided by a third party, and excluded from Ooma Products for the purposes of this report). The Ooma home security app is the interface through which users can interact with Ooma Home to pair sensors, toggle between home, away and vacation modes, and manage and receive notifications.

3.	Supply Chain Overview

Our supply chain is complex. As regards to conflict minerals, there are multiple tiers between our Company and the mines. Accordingly, we rely on our direct and indirect suppliers to provide information on the origin of the conflict minerals contained in the components used in the Ooma office base stations, phones, handsets, Bluetooth adapters, headsets and security sensors (the “Ooma Products”).

The methods we used to try to determine the origin of conflict minerals in the Ooma Products included:

•

Conducting Reasonable Country of Origin Inquiry (“RCOI”) by requiring our direct and indirect suppliers to complete the Responsible Business Alliance (“RBA”) and the Global e-Sustainability Initiative (“GeSi”) template;

•	Reviewing responses received from suppliers and following up on incomplete responses; and

•	Sending reminders to suppliers who did not respond to our requests.

4.	Reasonable Country of Origin Inquiry Results and Conclusion

We are several tiers removed from mining operations and 3TG smelters and refiners (“SORs”). We must, therefore, rely on our suppliers to provide information regarding the origin and chain of custody of the 3TG contained in components supplied to the Company, including, in some cases, the sources of 3TG that are supplied to our suppliers by their own suppliers (i.e., “second-tier suppliers”). Further, the Company believes that SORs are best situated to identify the sources of the 3TG contained in the Ooma Products, and therefore has taken reasonable steps to identify the applicable SORs of 3TG in the Company’s supply chain. As described in this Form SD, the Company has conducted an analysis of our products and found that, although we do not (1) directly purchase 3TG from mines, smelters, or refiners or (2) make direct purchases of any minerals in the DRC or any of the adjourning countries, the Company purchases certain components that contain metal, some of which contain 3TG. These components are incorporated into the Ooma Products and, therefore, the Ooma Products are subject to the reporting obligations of Rule 13p-1.

We identified those suppliers from which we purchase components that contain (or may contain) necessary 3TG (“At-Risk Suppliers”). Next, we sent each of these At-Risk Suppliers the template developed by the RBA and the GeSi, known as the Conflict Minerals Reporting Template.

We reviewed and evaluated the responses that we received from the At-Risk Suppliers for completeness and accuracy. We conducted necessary follow-up communications with At-Risk Suppliers when information provided by the At-Risk Suppliers appeared to be incomplete and when such At-Risk Suppliers failed to respond within a reasonable period of time. Certain responses to the Company’s RCOI regarding the origin or source of the 3TG contained in the components sold to the Company by its At-Risk Suppliers did not provide the Company with sufficient information to conclusively determine the country of origin of the 3TG contained in the Ooma Products, or whether such 3TG came from recycled or scrap sources. However, based on the information that has been obtained from the Company’s At-Risk Suppliers and certain second-tier suppliers, the Company has reasonably determined that the countries of origin of some of the necessary 3TG contained in components supplied to the Company for use in its manufacturing of the Ooma Products may include the adjourning countries.

The Company exercised due diligence to determine the source and chain of custody of the 3TG necessary to the functionality or production of the Ooma Products as required by the Rule.

5.	Continued Steps to Mitigate Risk

We intend to take the following steps in order to improve our RCOI process and to further mitigate risk that any conflict minerals in our products could benefit armed groups in the DRC or adjoining countries contributing to human rights violations:

•	Continue to conduct and report annually on supply chain RCOI for the applicable conflict minerals;

•	Examine the possibility of including conflict mineral clauses in new or renewed supplier agreements such as requiring representations of compliance with our Conflict Mineral Policy; and

•	Engage with suppliers and direct them to training resources to attempt to improve the content of the supplier survey results.

6.	Conflict Minerals Policy

Ooma has a conflict minerals policy which can be found on the Company’s website.

This Conflict Minerals Disclosure is available on the Company’s website at: https://www.ooma.com/company/.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

OOMA, INC.

By:	/s/ Jenny C. Yeh
Name:	Jenny C. Yeh
Title:	Vice President and General Counsel

Date: May 31, 2019

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